UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

06 May, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 06 May, 2026, Guardian Metal Resources PLC issued a press release titled “Pilot Mountain Pre-Feasibility Progress Update”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 06 May, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Pilot Mountain Pre-Feasibility Progress Update dated 06 May, 2026.

6 May 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Pilot Mountain Positive Pre-Feasibility Progress Update

Guardian Metal Resources plc (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, is pleased to provide a Pre-Feasibility Study ("PFS") progress update on its 100%-owned Pilot Mountain tungsten project ("Pilot Mountain" or the "Project") located in Nevada, USA. The Company reports strong progress across all key PFS workstreams which are progressing as planned.

The PFS is being supported by a U.S. Department of War $6.2m Defense Production Act Title III investment1 in Guardian Metal's wholly-owned subsidiary, Golden Metal Resources (USA) LLC, and is led by Guardian Metal's in-house team in collaboration with Samuel Engineering Inc., and a group of specialist engineering and environmental firms.

Oliver Friesen, CEO of Guardian Metal, commented:

"We are very pleased to report strong progress at Pilot Mountain. Key PFS workstreams are advancing very well, and upon completion, the Company will move swiftly into both the mine permitting phase and commence workstreams to support the Definitive Feasibility Study, marking the next significant step in the Project's development.

"Alongside the strong engineering progress presented herein, encouraging visual results from the Garnet Zone, Desert Scheelite Zone (East), and the commencement of drilling at the Good Hope Zone continue to support the Project's largely unrealised exploration potential.

"Guardian Metal continues to make the progress required to deliver the first new hard-rock mined source of tungsten on U.S. soil in more than a decade."

PFS Highlights:

●
Resource Evaluation Update: All drilling required to support the ongoing resource evaluation work at the Desert Scheelite and Garnet Zones has been completed. The final PFS results are expected to include the outcomes of the ongoing resource evaluation workstreams from both of these target zones.

●
Mine Planning: The Project is currently being evaluated as a conventional open-pit operation, sourcing feed from both the Desert Scheelite and Garnet Zones. Mine design and optimisation are advancing in line with the planned PFS schedule.

●
Permitting: The mine Plan of Operations, which will initiate the National Environmental Policy Act process upon submission to the Bureau of Land Management, is being drafted and developed in parallel with the PFS and is currently targeted for submission in August 2026.

●
Metallurgy: Flowsheet development is well advanced, with preliminary test work results to date suggestive of a conventional flotation circuit capable of producing a scheelite concentrate. Workstreams relating to potential by-product recovery of silver and/or zinc are ongoing and also progressing well.

●
Engineering: Siting studies are complete and the engineering team is advancing plant layout design, open-pit mine plans, and site infrastructure layouts. The process plant is currently expected to comprise a conventional flotation facility, with onsite temporary power generation currently expected for initial operations, with grid connection to follow thereafter.

●
Hydrogeology: Phase I drilling and monitoring well installation is complete. Phase II, which includes additional monitoring wells, piezometers and a production well, has commenced and will provide the groundwater modelling data required for mine permitting.

Exploration Update

●
Garnet Zone: Infill drilling at the Garnet Zone is complete. Several drillholes returned encouraging visual intersections of scheelite mineralisation, consistent with the style of tungsten mineralisation typically encountered at the Desert Scheelite Zone. Resource evaluation work is ongoing.

●	Good Hope Zone: Initial holes GH26-01 and GH26-02 at the Good Hope target have been completed which returned encouraging visual scheelite mineralised intersections. Analytical results are pending.
●
Gunmetal Zone: Several drill sites are now permitted and drill pad preparation is nearing completion. Drilling is expected to begin before the end of June 2026, marking Guardian Metal's first ever drilling at this target zone, an area being evaluated for additional tungsten resources.

●
Desert Scheelite Zone (East): The eastern strike extension of Desert Scheelite is under investigation through ongoing exploration and condemnation drilling. In particular, PMR26-077 was collared approximately 300m east of the expected eastern open-pit limit, and intersected visual scheelite mineralisation. Additional drillholes are planned  in the short term to further evaluate this target area. The main Desert Scheelite deposit remains open to the east, west and down dip, with further exploration drilling targeting these areas expected throughout Q2 and Q3 2026.

●
Comprehensive Exploration Update: The Company intends to publish a comprehensive exploration update following PFS completion, incorporating results from all active target areas which is expected to demonstrate the continued potential for resource growth across the broader Pilot Mountain land package.

References

1     Company announcement, U.S. Department of Defense Awards $6.2M to Golden Metal Resources for the Pilot Mountain Project, dated 23 July 2025
       ( https://polaris.brighterir.com/public/guardian_metal_resources/news/rns/story/wvm0n3w )

COMPETENT PERSON STATEMENT

The technical information contained in this disclosure has been read and approved by Mr Nick O'Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), who is a qualified geologist and acts as the Competent Person under the AIM Rules - Note for Mining and Oil & Gas Companies. Mr O'Reilly is a Principal consultant working for Mining Analyst Consulting Ltd which has been retained by Guardian Metal Resources plc to provide technical support.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested U.S. $6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.